[LETTERHEAD OF WEIL, GOTSHAL & MANGES LLP]

May 14, 2007

Ms. Jennifer Hardy

Legal Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	EnergySolutions, Inc.
Registration Statement on Form S-1 (No. 333-141645)

Dear Ms. Hardy:

Thank you for your letter dated April 27, 2007 setting forth the comments of the Staff of the Securities and Exchange Commission on the Registration Statement on Form S-1 (No. 333-141645) of EnergySolutions, Inc. Enclosed is Amendment No. 1 to the Registration Statement, which has been marked to reflect changes made since the Registration Statement was originally filed on March 29, 2007.

Attached hereto is a memorandum from EnergySolutions setting forth responses to each of the comments raised by the Staff in its comment letter. For ease of reference, each comment is reprinted and is followed by EnergySolutions’ response. Page references in the memorandum refer to Amendment No. 1 to the Registration Statement.

Securities and Exchange Commission

Please do not hesitate to call me at (212) 310-8316 or my colleague, Stuart Morrissy, at (212) 310-8796, with any questions or comments you may have.

Very truly yours,

/s/ Boris Dolgonos
Boris Dolgonos

cc:	Jeanne Baker
Jennifer Thompson
Andrew Schoeffler
(Securities and Exchange Commission)

Val John Christensen
(EnergySolutions, Inc.)

Kris F. Heinzelman
(Cravath, Swaine & Moore LLP)

M E M O R A N D U M

May 14, 2007

Re:	EnergySolutions, Inc.
Registration Statement on Form S-1

This memorandum sets forth the responses of EnergySolutions, Inc. (“ES” or “we”) to the comments of the Staff of the Securities and Exchange Commission contained in a letter to ES, dated April 27, 2007, relating to ES’s Registration Statement on Form S-1 (the “Registration Statement”).

For ease of reference, each comment is reprinted below and is followed by ES’s response. Page references in this response memorandum refer to Amendment No. 1 to the Registration Statement, which has been marked to show changes made since the Registration Statement was originally filed on March 29, 2007.

General

1.	Please be advised that we may have additional comments on your registration statement after you file a pre-effective amendment containing pricing-related information. Since this information affects a number of disclosure items, you should allow a reasonable time for our review prior to requesting acceleration. In the course of our review we may raise issues relating to matters we had not previously commented upon. In addition, please be advised that you may not circulate copies of your prospectus until you have included an estimated price range and all other information required by the federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C.

We acknowledge the Staff’s comment. We have not included a price range in Amendment No. 1 to the Registration Statement but will do so before any preliminary prospectus is circulated.

2.	Please provide us with copies of any artwork or other graphics you intend to use in your prospectus. Please be advised that we may have comments and you may want to consider waiting for our comments before printing and circulating these materials.

We acknowledge the Staff’s comment. Amendment No. 1 to the Registration Statement includes artwork that we intend to use for the inside front cover and the inside back cover of the prospectus.

3.	As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be paid to the underwriters has been cleared by the NASD. Prior to the effectiveness of the registration statement, please provide us with a copy of the clearance letter or a call from the NASD informing us that the NASD has no additional concerns.

We acknowledge the Staff’s comment.

4.	Please review the disclosure throughout the registration statement and ensure that you have identified the sources for the assertions about the size of your operations and market share, leading positions, and information related to your industries. In this regard, we note you have provided numerous factual statements, but do not always indicate whether the source of this information is management’s belief, industry data, scientific reports, general articles, or other sources. If the information is based upon management’s belief, please indicate that this is the case and also provide an explanation for the basis of your belief. If the information is based upon other sources, please provide us with copies of these sources and tell us whether this information represents the most recently available data and, therefore, remains reliable. With respect to your assertions about market share and leading positions, please tell us in your response how you compare to your competitors in quantitative terms and consider appropriate disclosure in this respect. We cite as examples the following statements: “we believe that virtually every company or organization in the United States that holds a nuclear license uses our services or facilities, directly or indirectly,” “It has been estimated that the DOE will spend $220 billion to $300 billion over the next several decades on nuclear services,” “We are the largest non-government owner and operator of facilities in the United States for the treatment and disposal of LLRW and MLLW” and “This facility is the largest privately owned commercial facility for the disposal of LLRW in the United States. . . .”

Finally, if you funded or were otherwise affiliated with any of the sources that you cite, please disclose this. Otherwise, please confirm that these sources are widely available to the public. If any sources are not publicly available, either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act.

To expedite our review, please clearly mark each source to highlight the portion or section that contains this information and cross-reference it to the appropriate location in your filing. We may have comments after reviewing your response.

Factual statements throughout the Registration Statement that are based on management’s belief have been qualified by “we believe” or a similar qualification. Such statements are based on management’s experience and extensive industry expertise. Management has discussed the basis for its beliefs with its legal counsel, the underwriters and their legal counsel, and would be available to explain the basis for those beliefs for the Staff.

Factual statements that are not based on management’s belief derive from published industry sources. Attached as Exhibit A to this letter are excerpts from publications that support the statements cited in the Staff’s comment letter.

Many of the sources for the factual statements in the Registration Statement are publications by the Department of Energy that are publicly available. We supplementally advise the Staff that we pay standard membership or subscription fees for some of our other industry sources. However, we do not receive discounted rates for these memberships or subscriptions, and, to the best of our knowledge, we agree to the same terms and conditions as any other member or subscriber.

5.	Please update the financial statements, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date.

We acknowledge the Staff’s comment. We will update the financial statements in a subsequent amendment to the Registration Statement to comply with Rule 3-12 at the effective date.

6.	We note that the disclosure throughout your filing regarding the agreements to which you are a party often discusses provisions that are “customary,” but fails to explain the specifics of these provisions. For example, the discussion of the registration rights under the heading “Registration Rights Agreement” on page 106 refers to various customary rights. Please revise your filing and revise the disclosure to describe the specifics of these customary provisions.

We have revised pages 58, 113, 114, 124 and F-26 in response to the Staff’s comment.

Cover Page of Prospectus

7.	Please disclose that your affiliates will receive proceeds from the offering.

We have revised the cover page of the prospectus to disclose that the selling stockholder currently owns 100% of our outstanding common stock.

Table of Contents

8.	We note the statement in the first sentence of the first paragraph below the table of contents and have the following comments:

•

If you intend to use any free writing prospectuses, you should remove this statement when you have a Section 10 prospectus available, as you will be liable for and investors will be entitled to rely upon that information.

•	Please remove the phrase “or to which we have referred you,” as you are not permitted to incorporate by reference.

We have revised the disclosure in the paragraph below the table of contents in response to the Staff’s comment.

Prospectus Summary, page 1

9.	Please disclose why you have structured the offering using depositary shares that will in essence be exchanged for common stock 35 days after the offering.

We have revised page 120 in response to the Staff’s comment and added a reference on page 8 to the expanded disclosure under the “Description of Depositary Shares.” As revised, the Registration Statement discloses (on page 120) that we have structured the offering using depositary shares to enable the selling stockholder to obtain the preferred income tax treatment for the reorganization. We supplementally advise the Staff that to the extent that the structure of the offering or the reorganization should change before the effective date of the Registration Statement in a manner that obviates the need for depositary shares, we will revise the Registration Statement accordingly.

10.	Please revise to provide a more balanced description of your company and your business. For example, include a discussion of your weaknesses that is equally prominent as the discussion of your strengths.

We have revised pages 6–7 in response to the Staff’s comment.

11.	Please briefly discuss the manner in which this offering will benefit your sponsors and any other affiliates, including members of management, the board of directors and other senior employees that participated in the acquisition of your company. The benefits should be quantified to the extent practicable by each principal category of benefit. For example, what is the estimated value of the securities to be sold in this offering or retained in comparison to the value of those securities in your sponsors’ acquisition of your company? Further, please identify the members of management to whom you intend to pay a portion of the proceeds owed under existing employment agreements and the amount each person will receive. Finally, please disclose all equity awards to be issued to these persons in connection with this offering. In this regard, we note the disclosure under the heading “Authorized Capitalization” on page 110 and in the fourth paragraph under the heading “Employment Agreements” on page 104.

We have revised page 6 in response to the Staff’s comment.

12.	We note the glossary of terms on page 128 and have the following comments:

•	Please prominently disclose in the forepart of the prospectus the location of the glossary.

•

Please revise the defined terms, to the extent practicable, to ensure that they are clear from context. In this regard, we note that a reader should not have to learn a new vocabulary and all of the defined terms are acronyms.

•

It does not appear that you consistently use the defined terms. For example, you refer to the “U.S. Department of Energy” in the second paragraph under the heading “Our Company” on page 1, rather than the defined term you included the glossary. Please revise accordingly.

We have added a reference to the glossary in the introductory paragraph under “Prospectus Summary” on page 1. That reference specifies that the glossary contains defined terms that are used throughout the prospectus. In addition, we have ensured that each defined term in the glossary is defined when it first appears in the Registration Statement, and we have conformed the use of defined terms throughout the Registration Statement. Finally, we moved the glossary to page G-1, immediately before the back cover of the prospectus, where we believe it will be easier for readers to locate.

13.	Please remove the second sentence of the first introductory paragraph. In this regard, we note that the disclosure in the prospectus regarding any documents filed as exhibits should be materially complete. Please also comply with this comment with respect to the fourth sentence of the first paragraph under “Where You Can Find More Information” on page 127.

We have removed these sentences in response to the Staff’s comment.

14.	Please revise the disclosure in this section elsewhere in the prospectus to clearly explain the business as it exists today in contrast to your strategy to expand that business. In this regard, we note that you have included significant discussions concerning international opportunities, while there is little discussion of the fact that your international operations account for less than 1% of your revenues. In this regard, we note the disclosures on pages 41 and 70.

We have revised the discussion of our strategies on pages 4–5 in response to the Staff’s comment.

Our Company, page 1

15.	We note your disclosure in the second paragraph regarding your “life-of-plant” contracts. Please clarify that there are a number of circumstances under which these contracts can be terminated early.

We have revised pages 3, 47 and 74 in response to the Staff’s comment. We respectfully submit that the disclosure of our “life-of-plant” contracts on page 1 provides only a general overview of these arrangements. We believe that details of the arrangements elsewhere in the Registration Statement, including the risk factor on page 17, provide sufficient disclosure of the circumstances under which these contracts can be terminated early.

16.	We note the disclosure in the last paragraph. Please disclose the amount of pro forma revenues by segment and geographic location (domestic/international).

We have revised pages 2, 5 and 73 in response to the Staff’s comment.

The Nuclear Services Industry, page 2

17.	We note the disclosure in the last sentence of the third paragraph regarding “any new reactors.” Please discuss, if material, in the Risk Factors section the issues concerning new reactors in the United States. For example, it appears that there has not been a new nuclear reactor ordered and built in the United States since 1973. It also appears the last new nuclear reactor was completed in 1996 and that it took over 24 years for the construction of that reactor to be completed.

We do not believe that the possibility that no new nuclear reactors will be built in the near future is a material risk to us. As disclosed on pages 2 and 17, and under “Nuclear Services Industry,” we expect significant opportunities for federal nuclear services in the United States at existing DOE sites and for commercial nuclear services at the 104 operating and the 13 shut-down reactors. Nevertheless, in response to the Staff’s comment, we have added disclosure regarding the absence of new reactors since the 1970s on page 15.

Our Business Strategy, page 4

18.	We read on page 5 that you intend to make selective acquisitions. Please confirm to us that no significant acquisitions are currently probable. Additionally, please confirm to us that if any significant acquisitions become probable prior to the effectiveness of your filing, you will amend your filing to provide the additional historical and pro forma financial statements required by Rules 3-05 and 11-01 of Regulation S-X. Refer to FRC 506.02.c.ii.

We supplementally advise the Staff that no significant acquisitions are currently probable. We also supplementally advise that Staff that we will amend the Registration Statement as required if any significant acquisitions become probable prior to the effectiveness of the filing.

The Offering, page 7

19.	Please disclose the offering price of each depositary share.

We have revised page 8 in response to the Staff’s comment.

Use of Proceeds, page 7

20.	Please disclose the allocation of the proceeds among the proposed uses. Please also comply with this comment under “Use of Proceeds” on page 31.

We have revised pages 8 and 35 in response to the Staff’s comment.

Summary Historical and Unaudited Pro Forma Financial Data, page 9

21.	Clarify in the second paragraph on page 9 why the pro forma income statement data does not give effect to the BNGA and Safeguard acquisitions.

We have revised page 10 in response to the Staff’s comment.

22.	We note that you have presented combined results for your fiscal year 2005. We do not believe that it is appropriate to combine the results of the predecessor and successor entities in this manner because, as you noted, these periods are not comparable. Please remove the combined data. Also apply this comment to your Selected Historical Financial Data on page 40.

We respectfully submit that the presentation of combined results for fiscal year 2005 is beneficial to investors. The disclosure of separate predecessor and successor financial statements for 2005 clearly presents the results of these entities in accordance with GAAP. Moreover, footnote (2) on page 12 explains the presentation of the separate predecessor and successor data and affirmatively states that the presentation of the combined financial statements is not in accordance with GAAP. We believe that the impact of the acquisition on the one-month predecessor period does not materially affect the comparison of the annual periods, and, accordingly, we have retained the combined presentation. We supplementally advise the Staff that we believe this presentation is important to investors for the following reasons:

•	A year-over-year comparison is important to an understanding of our company’s performance for the historical periods presented in the summary financial tables.

•

The one-month predecessor period in fiscal 2005 is too short to be meaningful to investors standing on its own; conversely, a presentation of the 11-month predecessor period on its own would omit information that could be meaningful to investors.

For these reasons, we respectfully submit that a discussion of the separate periods presented for fiscal year 2005, without inclusion of the combined periods, could impede understanding of our operating performance. We therefore have retained the combined presentation.

23.	We note your presentation of the non-GAAP measures EBITDA and Adjusted EBITDA. Based on your disclosures in footnote 4 to this table, it appears that you are presenting Adjusted EBITDA both because it is a performance measure used to determine management’s incentive compensation and because this measure is included in the financial covenants for your senior credit facilities. We have the following comments:

•

You indicate that “We use Adjusted EBITDA as a supplemental measure to assess our performance because it excludes certain non-cash equity compensation expenses, accretion expense, advisory fees and impairment of intangible assets that are included in EBITDA.” We are unclear as to why the elimination of these recurring and nonrecurring charges provides for a meaningful measure of your performance. It also does not appear that this measure complies with Item 10(e) of Regulation S-K. Please tell us how your measure complies with Item 10(e) or delete this measure as a performance measure. For additional information see our responses to Questions 8 and 9 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

We believe the calculation of Adjusted EBITDA enables management to compare our operating performance on a consistent basis from period to period because it removes the impact of items not directly resulting from our operations. Adjusted EBITDA is also used as the basis for determining management compensation and compliance with debt covenants, as well as other purposes.

In response to the Staff’s comment, we have revised the discussion of Adjusted EBITDA on pages 12-13 of the Registration Statement to provide additional detail that further demonstrates the usefulness of this presentation to investors. We have considered the Staff’s discussion under questions 8 and 9 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures in connection with preparing the revised disclosure.

•

We note the discussion of the components of your executives’ compensation on pages 95 and 96. It is unclear to us from this disclosure if or how Adjusted EBITDA is used to determine management’s incentive compensation. Please explain this to us in more detail.

Adjusted EBITDA (as defined in the prospectus) is a key internal performance metric that management uses to assess our operations. As such, the concept serves as the basis, or starting point, for other purposes. “Adjusted EBITDA” for purposes of our employment agreements is Adjusted EBITDA (as defined in the prospectus) but excluding the cost of our excess performance bonuses to management and contributions to the EnergySolutions Environmental Foundation that our board of directors has directed us to make. “Adjusted EBITDA” for purposes of our senior credit facilities is Adjusted EBITDA (as defined in the prospectus) but including the expected benefit of synergies from acquisitions and giving pro forma effect to all of our significant and insignificant acquisitions. In each case, the performance metric for these contractual purposes begins with our internal performance metric, Adjusted EBITDA, and the performance metric is then varied as appropriate. In the case of the employment agreements, we believe it is appropriate to exclude excess performance bonus payments in determining bonus payments. We also believe it is appropriate to exclude charitable contributions in determining bonus payments because these contributions are determined by our board of directors, rather than by management. In the case of our senior credit facilities, we believe it is appropriate to add expected synergies to the evaluation of our performance for purposes of our financial covenants and, in negotiation with our bank lenders, they have given us this “credit.” However, we do not think it is an appropriate adjustment for our management purposes because it would confer a benefit on management for negotiating an acquisition involving potential synergies before we actually realize those synergies. We believe that withholding “credit” for acquisition synergies in determining management bonus payments until such time as the synergies have been realized prevents management from profiting from failed acquisitions and holds management more accountable for executing our acquisition strategy.

•

It is unclear to us that either EBITDA or Adjusted EBITDA was used to determine management’s incentive compensation for the predecessor. Additionally, based on page F-19 and other disclosures in your filing, it appears that the senior credit facilities were not obtained until the successor entity was formed. Please remove these measures from the predecessor periods, or explain in better detail why these non-GAAP measures are relevant to the predecessor periods.

We respectfully submit that the usefulness of Adjusted EBITDA as a performance measure applies for the predecessor periods, notwithstanding the application of the definition of Adjusted EBITDA in our employment agreement and senior credit facilities only in successor periods. We believe that the presentation of Adjusted EBITDA in the predecessor periods enables investors to compare our operating performance from period to period. Removing disclosure of Adjusted EBITDA from the predecessor periods would leave 2006 as the only full year for which Adjusted EBITDA would be presented and would impede a meaningful comparison of our operating performance in prior years.

•

You indicate that Adjusted EBITDA is presented, in part, because it is contained in your debt covenants. If you believe that the senior credit facilities are material agreements, that the covenant is a material term of those agreements and that information about the covenant is material to an investor’s understanding of the company’s financial condition and/or liquidity, please disclose this measure as calculated by the debt covenant within MD&A. MD&A must include all disclosures required by our response to Question 10 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In this regard, you should clarify and quantify the specific debt agreements that contain covenants involving Adjusted EBITDA and demonstrate that these are material debt agreements to your company. Additionally, since your disclosures on page 117 indicate that Adjusted EBITDA is merely a component of two of the ratios calculated for your debt covenants, and not a debt covenant measure in and of itself, it is unclear to us how your current presentation, which highlights your Adjusted EBITDA amount achieves the goal of demonstrating compliance with your financial covenants. In this regard, it appears that it would be more appropriate and meaningful to present and discuss the minimum leverage ratio and the minimum cash interest coverage ratio. Please advise or revise. In addition, given the presentation of this non-GAAP measure in the context of compliance with your debt covenants, please address why it would be meaningful to present this measure for periods other than the latest covenant compliance date.

Disclosure regarding our senior credit facilities appears in the MD&A and under “Description of Material Indebtedness.” In both of those sections, we disclose the material covenants in the senior credit facilities and the calculation of financial metrics in those facilities. Although Adjusted EBITDA is used in the calculation of a minimum leverage ratio and minimum cash interest coverage ratio, we do not believe that these ratios are meaningful to investors, and we do not use these ratios in monitoring the operating performance of our business. Moreover, because Adjusted EBITDA is used as the basis for determining these ratios, we would calculate and present Adjusted EBITDA even if we were to present these ratios.

•	Please also apply these comments throughout your filing where you present these non-GAAP measures.

We acknowledge the Staff’s comment. We present and discuss non-GAAP measures only in the discussion of EBITDA and Adjusted EBITDA on pages 11–13 of the Registration Statement.

Risk Factors, page 13

24.	Please add risk factor disclosure regarding the amount of your annual debt service payment obligations and the current interest rates on variable rate debt. In addition, if the interest rate on your variable rate debt could materially affect the obligations, please disclose how much it will increase with a 1% increase. Finally, please quantify the amount of debt that will remain after the offering proceeds are applied.

We have revised pages 24–25 in response to the Staff’s comment.

Our business depends on the continued operation of our Clive, Utah Facility, page 13

25.	We note the disclosure regarding “lower future disposal volumes.” If material, please add a risk factor discussing the lower volumes, including quantification of the decrease and the anticipated impact on your results of operations.

The risk factor on page 22 notes that factors which may cause our quarterly operating results to fluctuate include seasonal variations in the shipment of radioactive materials and the number and significance of projects commenced and completed during a quarter. The reference to “lower future disposal volumes” on page 15 reflects management’s intention to accept lower waste volumes to prolong the operation of our disposal facility in Clive, Utah. We do not believe that this reduction in waste volumes is a material risk. Moreover, it is not possible to quantify the effect of reduced volumes on our results of operations because we cannot predict our disposal prices in the future or the type of waste that we will dispose of at the Clive facility.

26.	We note the assumption that you will be able to obtain an amendment to convert the license. We have the following comments:

•	Please disclose the number of years of remaining capacity if you do not convert this license.

•

Please advise us as to the basis for this assumption. In this regard, we note that it appears that such a conversion might be impacted by the same types of difficulties confronted by new facilities, as discussed under the heading “Strategic Processing and Disposal Facilities” on page 3.

We have publicly disclosed our belief that we have sufficient capacity at our Clive facility for approximately 19 years of operations. This belief is based on assumptions that are disclosed in the Registration Statement, including the assumption that we will be able to obtain a license amendment. If we are unable to obtain the license amendment, then, as disclosed on page 16, the remaining capacity at our Clive facility will be materially reduced. However, if we are unable to obtain the license amendment, then we will take steps to maximize the remaining life of the facility. We have not publicly disclosed what those steps would be, nor have we disclosed our expectations for the remaining life of the facility as a result of those steps. We respectfully submit that additional disclosure concerning our hypothetical inability to obtain a license amendment would be competitively damaging to our company and is not required by Form S-1. Moreover, we believe the risk factor sufficiently discloses our dependence on our Clive facility and the risk to our company if we are unable to obtain the license amendment.

We supplementally advise the Staff that the Governor of Utah has publicly stated that he would not oppose our application for a license amendment. We believe the Governor’s public statements support our assumption that we will obtain the amendment.

Changes in existing environmental and other laws…, page 14

27.	Item 503(c) of Regulation S-K states that issuers should not “present risk factors that could apply to any issuer or any offering.” The risk discussed in the second paragraph could apply to any issuer in any industry. Please explain how the risk specifically applies to your company.

We have revised page 16 in response to the Staff’s comment.

28.	Please quantify the impact on your results of operations arising from the limits placed on your Barnwell disposal site.

We have revised page 17 in response to the Staff’s comment.

Our life-of-plant contracts may not remain effective..., page 14

29.	Please disclose the percentage of your life-of-plant contracts that contain one or more of the four provisions that could result in early termination of the contract.

We have revised page 17 in response to the Staff’s comment.

We may not be successful in winning new business mandates…, page 15

30.	We note the disclosure in the second sentence of the first paragraph. Please add risk factor disclosure regarding these material contracts, if applicable.

We have revised page 17 in response to the Staff’s comment.

Our use of proportional performance accounting…, page 20

31.	Please clearly explain the impact of the variance discussed in the last sentence.

We have revised page 23 in response to the Staff’s comment.

Anti-takeover provisions in our charter documents…, page 26

32.	Please revise to disclose the actual risk to an investor, namely the risk that these anti-takeover provisions may prevent or frustrate attempts to effect a transaction that is in the best interests of your minority security holders.

We have revised page 30 in response to the Staff’s comment.

Reorganization, page 29

33.	Please disclose the reasons or purpose for the reorganization and its structure.

We have revised page 33 in response to the Staff’s comment.

Use of Proceeds, page 31

34.	As you intend to use a portion of the net proceeds to repay indebtedness, please describe the use of the indebtedness’ proceeds (other than short term borrowings used for working capital), if the indebtedness was incurred within one year. See instruction 4 to Item 504 of Regulation S-K.

We have revised page 35 in response to the Staff’s comment.

Dividend Policy, page 31

35.	Please explain how you intend to finance the 2007 dividend. In addition, please provide the following disclosures regarding your dividend policy:

•

Please discuss the risks and limitations of your policy. This should include a clear statement that your dividends may not be paid in accordance with your policy. You should also disclose the consequences of not investing your earnings in future growth as well as the consequences of not using your earnings toward provisions for unexpected cash needs.

•

Please disclose whether you intend to borrow to pay dividends according to your stated policy if you do not have the cash necessary to pay the intended dividends, as well as the risks and possible outcomes if expected results are not achieved.

•

You disclose that certain current debt arrangements restrict you from paying dividends after your offering if you are in default. Please state whether based on your forward-looking operating results and expected cash flows, you expect to be in compliance with these debt covenants, for which noncompliance could lead you to be in default.

We have revised page 35 in response to the Staff’s comment.

Dilution, page 33

36.	It does not appear that your disclosure in this section reflects shares of common stock that your officers, directors and any other affiliated persons have the right to acquire, such as through options or other derivative securities. Please revise accordingly. See Item 506 of Regulation S-K.

We supplementally inform the Staff that no officers, directors or other affiliated persons have the right to acquire any shares of our common stock.

Unaudited Pro Forma Income Statement, page 37

37.	We read on page 34 that you have excluded the increased non-cash compensation expense resulting from options granted by you at the time of the offering from your pro forma income statement. With reference to Rule 11- 02(b)(6), please clarify how you determined that these options should not be included in your pro forma income statement. In this regard, based on the description on page 104, the award of these options appears to be directly attributable to your IPO, once you determine the mid-point of your offering price, we assume that you could calculate the fair value of these grants under SFAS 123R, and we assume that you will recognize the related compensation expense over the three year vesting period.

We have revised pages 38, 41 and 42 in response to the Staff’s comment.

38.	Please revise the line titled “net income (loss)” to clarify that you are presenting income (loss) from continuing operations before nonrecurring charges or credits directly attributable to the transactions. Refer to Article 11-02(b)(5) of Regulation S-X. In this regard, any material nonrecurring charges or credits directly attributable to the transactions and which will be included in your income statement in the 12 months following your IPO should be discussed in a pro forma footnote.

We have revised page 41 in response to the Staff’s comment.

39.	As indicated in footnote (h) to your pro forma income statement on page 38 you have eliminated the fees related to your advisory services agreements with each of your Sponsors as those agreements will be terminated in connection with your IPO. Please expand your disclosures to clarify the following:

•	Clarify whether there are any related termination payments or penalties.

•

Address the nature of the advisory services provided under these agreements. Clarify whether the company will incur similar costs in the future. If so, please reassess the appropriateness of eliminating these fees in your pro forma statement of income.

We have revised page 42 in response to the Staff’s comment. We supplementally advise the Staff that we do not expect to incur third-party fees in the future for services previously performed by the Sponsors.

Management’s Discussion and Analysis of Financial Condition…, page 41

Results of Operations, page 46

40.	We note that the narrative analysis of your 2005 results combines the results of the predecessor and successor companies. While we will not object to the presentation of pro forma sales, cost of sales and gross profit of your predecessor and successor in your analysis of trends in MD&A, we do not believe it is meaningful or appropriate to present and discuss combined results of a predecessor and successor. We believe the most appropriate presentation is to briefly discuss the historical results of the predecessor and the successor and to present and discuss pro forma sales, cost of sales and gross profit for the year ended December 31, 2005.

Please see our response to Comment No. 22. We respectfully submit that the presentation of combined results for fiscal year 2005 is beneficial to investors. In response to the Staff’s comment, we have added disclosure to page 50 to clarify that although the combined presentation is not a recognized presentation under GAAP, we believe that presenting only the separate predecessor and successor periods could impede an understanding of our operating performance.

41.	We note that your gross profit margin varies significantly between your reportable segments. Please address these variances in greater detail to provide your investors with more insight into segmental operating income. Refer to Item 303 of Regulation S-K and our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

We have revised page 53 in response to the Staff’s comment.

Liquidity and Capital Resources, page 51

42.	Please discuss the impact of the dividends you intend to pay on your liquidity.

We have revised page 56 in response to the Staff’s comment.

43.	Your discussion of liquidity and capital resources appears to present combined numbers for 2005. Please revise to separately discuss the predecessor and successor periods in 2005 rather than combining them.

Please see our responses to Comments No. 22 and 40.

44.	Please revise your discussion of historical cash flows to provide better insight into the underlying reasons for the changes seen on your statements of cash flows. For example, you mention that in 2005 you had improved customer collections and higher accounts payable than in 2004, but it is unclear why these changes occurred. It also appears that you had significant changes in your accrued liabilities and restricted cash in 2005 as compared to 2004, but these are not discussed. Also, we note that you had an unusually large member distribution in 2005, but it is unclear why this differed from other years.

We have revised page 56 in response to the Staff’s comment.

Senior Credit Facilities, page 52

45.	Please disclose the interest rate on your debt as of the most recent practicable date. Please also comply with this comment in the section entitled “Description of Material Indebtedness” on page 116.

We have revised page 57 in response to the Staff’s comment. We have not included disclosure of the interest rate on our debt under “Description of Material Indebtedness” because the section only summarizes the material terms of our credit facilities and does not include disclosure about our financial condition or results of operations. We respectfully submit that inclusion of this disclosure under “MD&A” should be sufficient for investors.

Contractual Obligations and Other Commitments, page 53

46.	Notwithstanding the fact that your debt bears interest at variable rates, it appears that this interest may represent a significant contractual obligation. Please revise your discussion of this interest in footnote one to estimate the interest expense related to each period for which you are presenting long-term debt, as we believe this is useful information to your investors.

We have revised page 58 in response to the Staff’s comment.

Critical Accounting Policies, page 54

D&D Liabilities, page 55

47.	Please provide a sensitivity analysis to address the impact that changes in inflation rates or the estimated costs, timing or extent of the required activities would have on your recorded liabilities.

We have revised page 62 in response to the Staff’s comment.

Recoverability of Long-Lived Assets, Including Goodwill, page 57

48.	Please provide a more detailed description of the valuation method used to determine if goodwill is impaired and how you calculated cash flows for your impairment test, including the assumptions used to support recoverability. State the impact on your results of operations and financial position if actual results differ from your estimates and the types of events that could result in an impairment to your goodwill balance.

We have revised page 62 in response to the Staff’s comment.

Nuclear Services Industry, page 60

Significant Upcoming Federal Contracts, page 62

49.	We note the disclaimer provided in the second paragraph of footnote (1) to the table. Please revise to more prominently disclose this disclaimer.

We have revised page 68 in response to the Staff’s comment.

Significant D&D Services Opportunity, page 63

50.	Please disclose whether you have any agreements relating to the 13 reactors. If so, please disclose the value of these agreements. In addition, please discuss in greater detail the opportunity regarding D&D services, as it appears that most of the listed reactors have been shutdown for 20 years or more.

We have revised page 69 in response to the Staff’s comment.

Nuclear Renaissance, page 64

51.	We note the disclosure in the second paragraph that 25 new reactors have been proposed to be constructed. Please explain the term “proposed.” For example, are these merely indications of interest? In addition, please explain in greater detail the process for getting approval to build a new reactor, including a typical timeframe between proposing construction and completing construction. In this regard, please explain the “early site permits” you have referenced in this paragraph. Finally, please comply with this comment in the last sentence of the first paragraph under “International Nuclear Services” on page 65.

We have revised pages 70–71 in response to Staff’s comment.

Business, page 67

52.	Please disclose the information required by Item 101(c)(vii) of Regulation S-K.

We have revised page 77 in response to Staff’s comment. We supplementally advise the Staff that besides the DOE, there are no customers that generate more than 10% of our consolidated historical or pro forma revenues.

Fernald Closure Project, page 71

53.	Please disclose an estimate of the incentive fee discussed in the third paragraph.

We have revised page 77 in response to the Staff’s comment.

Research and Development, page 80

54.	Please disclose the information required by Item 101(c)(xi) of Regulation S-K.

We have revised page 87 in response to the Staff’s comment.

Patents and Other Intellectual Property Rights, page 80

55.	Please disclose when your intellectual property rights expire or terminate. See Item 101(c)(iv) of Regulation S-K.

We have revised page 87 in response to the Staff’s comment.

Competition, page 84

56.	Please discuss your competition’s advantages over you and how this affects your competitive position within your industry. See Item 101(c)(x) of Regulation S-K.

We have revised page 90 in response to the Staff’s comment.

Employees, page 84

57.	Please disclose the duration of your collective bargaining agreements.

We have revised page 91 in response to the Staff’s comment.

Regulation, page 86

58.	Please disclose the information required by the second sentence of Item 101(c)(xii) of Regulation S-K.

We have revised page 96 in response to the Staff’s comment.

Management, page 90

59.	It appears that you intend to nominate a new director prior to the completion of your offering. In this regard, we note the disclosure in the last paragraph under the heading “Audit Committee” on page 92. Once this person has been chosen or nominated to become a director, please provide the information required by Item 401(a) of Regulation S-K, as well as the consents required by Rule 438 of Regulation C.

We acknowledge the Staff’s comment. We will provide the information required by Item 401(a) of Regulation S-K, as well as the consents required by Rule 438 of Regulation C, when independent directors have been nominated and are disclosed in the Registration Statement.

Directors Compensation, page 94

60.	Please clarify the directors who will receive the compensation discussed in the bullet points.

We have revised page 101 in response to the Staff’s comment.

Compensation Discussion and Analysis, page 94

Components of Compensation for 2006, page 95

61.	We note that annual performance bonuses and excess performance bonuses are based, in part, on the degree to which certain individual bonus objectives have been achieved. Please disclose these objectives. If you believe that disclosure of these objectives would cause you competitive harm, please provide to us an explanation supplementally based on the standard you would use if requesting confidential treatment. In that case, please note that you must still disclose the difficulty to achieve the undisclosed objectives. Refer to Instruction 4 to Item 402(b) of Regulation S-K.

We supplementally advise the Staff that although the employment contracts of the named executive officers provide that annual performance bonuses and excess performance bonuses are based, in part, on the degree to which certain individual bonus objectives have been achieved, none of the named executive officers currently has individual bonus objectives in place. We anticipate that individual bonus objectives will be identified in the future. However, we cannot predict what those objectives will be.

62.	Please discuss the vesting provisions applicable to the profit interests in ENV Holdings LLC.

We supplementally advise the Staff that profit interests in ENV Holdings LLC are represented by membership units of several classes, each with a unique vesting schedule. We do not believe these vesting schedules are material to investors in the common stock of EnergySolutions. However, we have disclosed the value of these profit interests for each of the named executive officers on page 106 under “2006 Outstanding Equity Grants Vested at Fiscal Year End,” and we have disclosed the vesting schedule for the profit interests held by each named executive officer. In response to the Staff’s comment, we have included a cross-reference to that section on page 103.

63.	We note the disclosure under the heading “Retention payments.” Please explain the meaning of “change of control,” rather than refer readers to the employment agreements. Please also comply with this comment in the last paragraph under the heading “Potential Payments on Termination and Change of Control” on page 99.

We have revised pages 103 and 107 in response to the Staff’s comment.

Board of Directors, page 92

64.	Please clarify that none of your current directors are independent.

We have revised page 99 in response to the Staff’s comment.

Summary Compensation Table, page 97

65.	We note the disclosure in footnote (a) to the table. It does not appear that these bonuses are discussed in your compensation discussion and analysis on page 94. Please advise or revise.

These bonuses are discussed on page 103.

2007 Equity Incentive Plan, page 100

66.	We note the disclosure in the second sentence under the heading “Authorized Capitalization” on page 110 regarding your intended grants of restricted stock and in the fourth paragraph under the heading “Employment Agreements” on page 104 regarding your intended award grants. Please disclose whether these grants will be made under this plan. Please also disclose the amount of each grant.

We have revised page 112 in response to the Staff’s comment. Please note that the disclosure under “– 2007 Equity Incentive Plan” only describes the terms of the plan itself. The amounts of each grant are disclosed under “– Employment Agreements.”

Indemnification of Officers and Directors, page 105

67.	It appears that you intend to enter into indemnification agreements with each of your directors. In this regard, we note the disclosure in the second paragraph in the section entitled “Item 14. Indemnification of Directors and Officers” on page II-1. Please discuss the material terms of these agreements in this section.

We have revised page 112 in response to the Staff’s comment.

Certain Relationships and Related Party Transactions, page 106

68.	Please disclose whether the transactions described in this subsection are on terms as favorable as could have been obtained from unaffiliated parties.

We have revised page 113 in response to the Staff’s comment.

Advisory Services Agreements, page 106

69.	Please disclose whether any fees will be paid under the agreements upon their termination in connection with this offering. If so, please disclose the amount of the fees.

We have revised page 113 in response to the Staff’s comment.

Procedures for Approval of Related Party Transactions, page 107

70.	We note the disclosure in the second paragraph. Please clarify who will review and approve the transactions. For example, will it be the audit committee that is discussed in the third paragraph or a separate person or entity?

We have revised page 114 in response to the Staff’s comment.

Selling Shareholder, page 108

71.	Please include a column disclosing the number of shares the selling stockholder may sell in this offering.

We have revised page 115 in response to the Staff’s comment.

72.	Please expand your disclosure to discuss the over-allotment option, including the number of over-allotment shares and the percentage to be owned after the offering if the over-allotment is exercised in full.

We have revised page 115 in response to the Staff’s comment.

73.	Please identify the natural persons with dispositive voting or investment control of the selling stockholder. See Interpretation 4S. “Item 507 of Regulation S-K” of the March 1999 supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations.

We have revised page 116 in response to the Staff’s comment.

Description of Capital Stock, page 110

74.	We note the statement in the introductory paragraph that your summary is not complete. A summary by its nature is not complete. Your statement suggests you may not have outlined the material provisions of the capital stock. Please revise accordingly. Please also comply with this comment in the first paragraph under the heading “Description of Material Indebtedness” on page 116.

We have revised pages 117 and 123 in response to the Staff’s comment.

Common Stock, page 110

75.	Please indicate whether common stockholders have cumulative voting rights.

We have revised page 117 in response to the Staff’s comment.

Authorized Capitalization, page 110

76.	Please revise the second sentence to include the shares of restricted stock to be issued to management. Please also provide the disclosure assuming the full exercise of the over-allotment option.

We have revised page 117 in response to the Staff’s comment.

77.	Please disclose the information required by Item 201(a)(2)(a)(i) of Regulation S-K as of the completion of this offering. Please include those securities to be issued in connection this offering.

We have revised page 117 in response to the Staff’s comment.

Description of Depositary Shares, page 113

Limitations on Obligations and Liability, page 114

78.	Please clearly disclose that the deposit agreement does not limit your liability under the federal securities laws.

We have revised page 122 in response to the Staff’s comment.

Underwriting, page 122

79.	We note the disclosure regarding the lock-up agreements. Please disclose the percentage of each of the outstanding and the issuable shares of common stock that will be subject to lock-up agreements.

We have revised page 130 in response to the Staff’s comment.

80.	Please discuss whether Credit Suisse has any intentions to release shares from the lock-up agreements and describe those factors Credit Suisse may likely consider in determining to release shares.

We have revised page 130 in response to the Staff’s comment.

81.	We note the disclosure in the second, third and fourth full paragraphs on page 124. This disclosure is extremely vague. You must identify each underwriter having a material relationship with the company and state the particular nature of the relationship. Please revise to be more specific.

We respectfully advise the Staff that all of our material relationships with each of the underwriters have been disclosed in the “Underwriting” section of the Registration Statement. We have revised page 131 in response to the Staff’s comment.

EnergySolutions, LLC Financial Statements for the Year Ended December 31, 2006 General

82.	Please address the appropriateness of the historical financial statements you have provided. With reference to Leslie Overton’s AICPA SEC & PCAOB Conference Speech on December 12, 2006, available on our website at www.sec.gov/news/speech/2006/spch121206lao.htm, specifically address the following comments.

•

Please provide us with more information regarding each entity identified in the Reorganization chart on page 30, including when such entity was formed and their underlying operations. Please also disclose separately the Sponsors’ and Management’s ownership percentages.

•

Please tell us what consideration was given to providing the separate financial statements of Energy Solutions, Inc. In this regard, help us to understand how you determined that the financial statements of EnergySolutions, LLC satisfy the requirements of Rules 3-01 and 3-02 of Regulation S-X.

•

Tell us what consideration was given to reflecting the reorganization that will occur prior to the consummation of the offering in the historical financial statements such that you would provide EnergySolutions, Inc. as if the reorganization had occurred.

•	We note that the historical financial statements of EnergySolutions, LLC do not reflect the earnings per share and equity of the registrant. Tell us what consideration you have given to presenting the present historical earnings per share data for each period in accordance with paragraph 6 of SFAS 128, along with the disclosures required by paragraphs 40 and 41 of SFAS 128.

•

We note that the historical financial statements of EnergySolutions, LLC do not reflect the income taxes that will result from the registrant being a taxable entity. Tell us what consideration you gave to providing pro forma tax information for each period presented.

EnergySolutions, LLC is the predecessor entity to EnergySolutions, Inc. The reorganization of the EnergySolutions group involves a series of stock contributions and distributions among entities under common control. (See our response to Comment 98.) The predecessor entity of the reorganization is EnergySolutions, LLC because it is the entity first controlled by ENV Holdings LLC, which is the parent of the entities that will be combined. As explained in Leslie Overton’s speech, a predecessor is required to provide the same financial statements as though it were a registrant.

EnergySolutions, LLC is the current holding company for the consolidated operations of EnergySolutions, Inc. following the reorganization. We therefore believe that the consolidated financial statements of EnergySolutions, LLC present all of the operating and financial information about the EnergySolutions group that is material to investors and that will be part of EnergySolutions, Inc. after the reorganization.

EnergySolutions, LLC was formed in 2005 in connection with the acquisition of our predecessor by ENV Holdings LLC and holds the assets of the former Envirocare of Utah business. Prior to the reorganization, EnergySolutions, LLC, through its wholly-owned subsidiary, EnergySolutions, Inc., also held the shares of the Duratek business that we acquired in 2006. EnergySolutions, Inc. was formed in 2006 in connection with our acquisition of the Duratek business and, prior to the reorganization, its sole asset is the stock of Duratek, Inc.

Following the reorganization, EnergySolutions, Inc. will become the successor to EnergySolutions, LLC as the holding company for our consolidated operations, and its sole assets will be the membership units of EnergySolutions, LLC and the stock of Duratek, Inc. The reorganization is being undertaken solely for the purpose of converting the holding company for our operations from a limited liability company to a “C” corporation in connection with this offering. Therefore, we believe that, in advance of the reorganization, the financial statements of EnergySolutions, Inc. would not provide material information to investors.

We have revised page F-4 in response to the Staff’s comments concerning historical earnings per share data and will update the financial statements in a subsequent amendment to the registration statement to provide pro forma earnings per share information when share information is determined. We have revised page F-4 in response to the Staff’s comments to reflect the pro forma income tax provision for the year ended December 31, 2006.

Note 2 – Summary of Significant Accounting Policies

Accounts Receivable, page F-8

83.	We note that your allowance for doubtful accounts has decreased significantly as a percentage of your gross accounts receivable. Please supplementally tell us how much of your December 31, 2006 accounts receivable balance you have collected as of the most recent practicable date. Expand Management’s Discussion and Analysis to address this material change in management’s estimate.

We supplementally advise the Staff that as of May 9, 2007, we have collected all but $5.8 million of the $83 million accounts receivable balance as of December 31, 2006.

We have revised page 53 in response to the Staff’s comment.

Facility and Equipment Decontamination and Decommissioning Liabilities, page F-9

84.	Please expand your disclosure to clarify how you measure and when you record your obligations for decontamination and decommissioning.

We have revised pages 61, F-9 and F-10 in response to the Staff’s comment.

Revenues and Cost of Revenues, page F-11

85.	We note your disclosures here and on page 55. Please expand your policy to address the following:

•

With regard to your cost-plus award or incentive-fee contracts, you indicate that with regard to your cost-reimbursable contracts, monthly assessments are made to measure the amount of revenues earned in accordance with established contract provisions. Please expand your footnote to clarify what you mean by this.

•	With regard to your fixed-price contracts, please expand your disclosure to clarify, as indicated on page 55, that you recognize revenues using the proportional performance method, where estimable.

•

With regard to your fixed-price contracts, you indicate that revenues are recognized using appropriate output measures, where estimable, or on other measures such as proportion of costs incurred to total estimated contact costs. Please identify the output measures used. Clarify under what scenario(s) output measures are not estimable. Demonstrate for us how input measures such as costs incurred to total estimated contract costs are a reasonable surrogate for an output measure. Please refer to Section 2(F)(2) of our Outline of Current Accounting and Disclosure Issues, available on our website at www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf, and tell us how your disclosures and accounting comply with the guidance in our Outline.

We have revised pages 60 and F-12 in response to the Staff’s comment.

Note 3 – Acquisitions, page F-14

86.	We read that your purchase price allocation for Duratek is still preliminary since you have not finalized the value of certain intangible assets, but you do not expect any adjustments to be material. We note that you currently have about 71% of the purchase price allocated to goodwill, and about 13% allocated to other intangible assets. Please tell us, and revise your disclosure to more clearly explain, why so much of the purchase price is allocated to goodwill. Refer to paragraph 51(b) of SFAS 141.

We supplementally advise the Staff that the approximate 25% premium that EnergySolutions paid over the prevailing Duratek stock price at the time of the acquisition was derived after taking into consideration the synergies that were expected to be realized as a result of combining the operations of the two companies and by the increased market capabilities of the combined company. Immediately following the acquisition, management initiated a comprehensive process, with the assistance of an independent valuation firm, to identify and value all tangible and intangible assets that arose from legal or contractual rights as well as intangible assets that are capable of being separated and exchanged for something else of value as set forth under SFAS 141. As part of this process, we applied several valuation methods, such as the market approach, income approach or cost to replace approach, as applicable, to derive the fair market value for each of the intangible assets that were identified in our evaluation. After deriving the fair values for all of the tangible and intangible assets that were identified, the remaining purchase price was then allocated to goodwill. For the Duratek acquisition, a significant portion of the purchase price was allocated to goodwill since Duratek is primarily a service business and does not have significant tangible assets. The majority of its value consists of intangible assets, including goodwill, and management determined that a significant portion of the perceived value represents the expected significant synergies, the value of the market presence that will be established with the combined company and the ability for the combined company to offer a broader range of services on the value chain, all of which were included in management’s determination to execute the acquisition at the specified price.

We have revised page F-15 in response to the Staff’s comment.

87.	We note from Duratek’s Form 10-K for the year ended December 31, 2005, it had licensed facilities and patents and other intellectual property rights. Clarify how you determined the fair value of Duratek’s licensed facilities. Do the acquired permits you have reflected at the bottom of page F-16 relate to these facilities? Also tell us why you do not appear to have recognized the fair value of Duratek’s patents and other intellectual property rights as acquired intangible assets.

We supplementally advise the Staff that we estimated the fair value of Duratek’s licensed facilities using a replacement cost methodology. The fair value of permits represented in the table on page F-16 include the licenses acquired from Duratek, as well as the permits and licenses acquired from Envirocare, and was calculated by estimating the cost to replace those permits. The technology intangible asset listed on page F-17 represents the fair value of Duratek’s patents and other intellectual property rights. Our balance sheet as of December 31, 2006 reflects the fair value of all acquired intangible assets and our valuation of those assets on a consolidated basis. Accordingly, we have recognized the fair value of all acquired intangible assets of Duratek.

88.	Please tell us what is included in the acquired customer relationships.

The value of acquired customer relationships is based on relationships that we develop and maintain with our customers, which develop over time to create our reputation within the industry as a solid and dependable service performer. These relationships theoretically serve as a differentiator in our customers’ decision-making processes when awarding new or extended contracts to us. For the valuation, we grouped our customers into four categories—federal relationships, commercial relationships, specific commercial projects and disposal—since contracts for these four groups are similar within each group, and valued each separately by applying a discounted cash flow method or, in the case of disposal, cost-to-replace, to estimate their fair values.

89.	Please tell us what consideration you gave to valuing acquired long-term contracts similar to backlog if these are not included in customer relationships, and describe to us and disclose on page 57 your valuation methodology.

We estimated the fair value of customer relationships primarily using a discounted cash flow methodology. Acquired long-term contracts are considered in determining the fair value of customer relationships. Estimates of future cash flows are made based on the timing and schedule for existing contracts plus anticipated new awards and extensions to existing contracts.

We have revised page 62 in response to the Staff’s comment.

90.	We note that you allocated $18,194,000 and $15,371,000 of the Envirocare and Duratek purchase price to unearned revenues. Please explain to us the nature of the legal performance obligations you assumed such that these recorded amounts are appropriate. Refer to EITF 01-3.

Envirocare and Duratek had contracts with certain customers that required an up-front payment prior to services being performed. An up-front payment is often required because of the need to procure goods and services prior to performing work, and it reflects the risk involved in performing services. As advance payments are received by customers prior to the performance of services, these advance payments are reflected at fair value since they are in the form of cash and are included in unearned revenues in accordance with EITF 01-3. Envirocare and Duratek had legal obligations to perform the contracted services for which we have received advance payments. As work is performed in accordance with our contracts, revenue is earned and the unearned revenue balance is reduced. As of the purchase date, there were $18.2 million and $15.4 million of advance payments from customers for Envirocare and Duratek, respectively, related to contract work that had not yet been performed.

Note 7 – Senior Credit Facility

91.	Please disclose the maturity date of your revolver and the weighted average interest rate as of December 31, 2006. Refer to Article 5-02(19) of Regulation S-X. You should also disclose your actual interest rate at year end for your variable long-term debt. Refer to Article 5-02(22) of Regulation S-X.

Note (7) on page F-20 includes disclosure that “On June 7, 2006, we entered into a five-year, $75.0 million revolving credit facility, seven-year, $770.0 million term loan facilities and a seven-year, $25.0 million synthetic letter of credit facility.”

We have revised page F-20 in response to the Staff’s comment regarding the interest rate at year-end for variable long-term debt.

Note 8 – Accrued Expenses and Other Current Liabilities, page F-20

92.	Expand Management’s Discussion and Analysis to address the significant increase in salaries and related expenses.

We supplementally advise the Staff that the significant increase in accrued salaries and related expenses in 2006 compared to 2005 relates primarily to $11.2 million of BNGA and Duratek salaries accrued in 2006, $3.0 million of BNGA employee benefit accruals in 2006, and $2.9 million of accrued retention and severance agreements in 2006 for existing employees. The corresponding expenses, excluding the accrued retention and severance, are included in results of operation as cost of revenues, segment selling, general and administrative expense, or corporate selling, general and administrative expense. The increase in these cost categories are addressed in the Management’s Discussion and Analysis as “a result of our acquisitions of BNGA and Duratek.” The accrued retention and severance costs have been capitalized as part of the acquired values of BNGA and Duratek in compliance with EITF 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination.

Note 9 – Facility and Equipment Decontamination and Decommissioning, page F-20

93.	Expand your disclosure to clarify why there was a $6,035,000 adjustment to your ARO estimate.

The adjustment to our ARO estimate was due to a change in our estimated costs and was accounted for in accordance to our policy described on pages F-9-11.

94.	We note that you have purchased insurance policies to fund your obligation to clean and remediate your Tennessee facilities and equipment. Please revise to clarify, if true, that notwithstanding these insurance policies you appropriately recorded the ARO related to this facility and equipment.

We have revised page F-22 in response to the Staff’s comment.

Note 13 – Equity-Based Compensation, page F-22

95.	We note your disclosures concerning the grants of profit interest units in ENV Holdings LLC to your management. We have the following comments:

•	Please disclose when these grants were made, the number of units granted on each grant date, and the fair value on each grant date.

•

Please remove your reference to the use of an “independent valuation firm” to value these grants. Alternatively, if you wish to continue to refer to your reliance on this expert, you should name this expert and provide their consent as required by Section 436(b) of Regulation C.

•	Please revise to state whether the valuation was contemporaneous or retrospective.

•	The above comments should also be applied to your disclosure in MD&A on page 58.

•	Please tell us the methodology used by the valuation firm, such as a market approach or an income approach.

•	If you did not obtain a contemporaneous valuation, please expand your MD&A disclosures on page 58 to include the following additional information:

•	A discussion of the significant factors, assumptions and methodologies used in determining fair value,

•	A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price, and

•	The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

We have revised pages 63 and F-23-24 in response to the Staff’s comment.

Note 16 – Segment Reporting and Business Concentrations, page F-26

96.	We note your explanation of the expenses allocated to the Corporate segment on page 44. Please provide a similar explanation, either here or in MD&A, of the assets that are allocated to the Corporate segment. Refer to paragraph 31(c) of SFAS 131.

We have revised page F-28 in response to the Staff’s comment.

Part II – Information Not Required In Prospectus

Item 14. Indemnification of Directors and Officers, page II-1

97.	We note the disclosure in the second paragraph. Please file the indemnification agreements as exhibits to the registration statement. Alternatively, you may file the form of indemnification agreement if each of the agreements is substantially the same.

We acknowledge the Staff’s comment. We will file a form of the indemnification agreement in a subsequent amendment to the Registration Statement.

Item 15. Recent Sales of Unregistered Securities, page II-2

98.	Please confirm that you have filed all agreements relating to the reorganization as exhibits to the registration statement or explain the reasons why you are not required to do so. See Item 601(b)(2) of Regulation S-K.

We expect that the reorganization will be effected through a series of stock contributions and distributions that are not material to investors in this offering. We do not expect that there will be a material plan of reorganization as contemplated by Item 601(b)(2) of Regulation S-K.

99.	Please provide the information required by Item 701 of Regulation S-K for any options or other derivative securities issued in the past three years, if applicable.

We acknowledge the Staff’s comment. The registrant has not issued any options or other derivative securities in the past three years.

Item 16. Exhibits and Financial Statement Schedules, page II-2

100.	Please file as promptly as practicable each exhibit required by Item 601 of Regulation S-K, in particular Exhibits 1.1 and 5.1. These exhibits and any related disclosure are subject to review and you should allow a reasonable period of time for our review prior to requesting acceleration.

We acknowledge the Staff’s comment. We have filed Exhibit 5.1 with Amendment No. 1 to the Registration Statement, and we will file Exhibit 1.1, as well as the other exhibits, in a subsequent amendment to the Registration Statement.

101.	We note the disclosure in note 3 to the financial statements beginning on page F-14 regarding the Envirocare and Duratek acquisitions. Please confirm that you have filed all agreements relating to these acquisitions as exhibits to the registration statement or explain the reasons why you are not required to do so. See Item 601(b)(2) of Regulation S-K.

We acknowledge the Staff’s comment and have filed the agreement relating to our acquisition of Duratek as an exhibit to the registration statement. We supplementally advise the Staff that the parties to the purchase agreement for the Envirocare acquisition were the seller and one of its affiliates and the selling stockholder in this offering, ENV Holdings LLC. Neither the registrant, EnergySolutions, Inc., nor its predecessor, EnergySolutions, LLC, nor any of their respective subsidiaries either prior to or following the reorganization is party to the Envirocare purchase agreement. As a result, we respectfully submit that Item 601(b)(2) of Regulation S-K does not require us to file that agreement as an exhibit to the registration statement.

EXHIBIT A

SUPPORT FOR CERTAIN DISCLOSURES

In response to Comment 4, attached are excerpts from published sources that support three of the factual assertions in the registration statement.

Example 1

Statement:

“It has been estimated that the DOE will spend $220 billion to $300 billion over the next several decades on nuclear services.”

Source:

In support of this statement, we provide excerpts from an article by Bubar and Clark article, entitled “Magnitude of the Decommissioning Task in North America” (Berlin 2002). A marked excerpt at the top of page 57 is the basis for our estimation.

Example 2

Statement:

“This facility is the largest privately owned commercial facility for the disposal of LLRW in the United States.”

Source:

In support of this statement, we provide the June 2004 Government Accountability Office (f/k/a Government Accounting Office) Report to the Chairman, Committee on Energy and Natural Resources, U.S. Senate (http://www.gao.gov/new.items/d04604.pdf). This report details low-level radioactive waste (“LLRW”) disposal and identifies the three commercial facilities licensed to accept LLRW in the United States. We own or operates two of these three facilities – Clive and Barnwell. The third facility is in Richland, Washington. Please note pages 31 and 35 for size, disposal and volume capacities, confirming that Richland is not the largest of these three facilities.

Example 3

Statement:

“We are the largest non-government owner and operator of facilities in the United States for the treatment and disposal of LLRW and MLLW.”

Source:

In support of this statement, we provide an article by Kunihiro, et al., entitled “Progress Towards New Radioactive Waste Disposal Capacity.” This article states that our facility in Barnwell receives more than 95% of the nation’s Class B and Class C LLRW and MLLW, and that our facility in Clive receives more than 95% of the nation’s Class A LLRW and MLLW.